

August 10, 2012

Mr. Frank Julian, Esq.
Assistant Vice President
Jackson National Life Insurance Company
1 Corporate Way
Lansing, MI 48951

> Re: Jackson National Life Insurance Company
>   Jackson National Separate Account - I
>   Initial Registration Statements on Form N-4
>   File Nos. 333-183048 and 811-08664
>   File Nos. 333-183049 and 811-08664
>   File Nos. 333-183050 and 811-08664
>
>   Jackson National Life Insurance Company of New York
>   JNLNY Separate Account I
>   Initial Registration Statements on Form N-4
>   File Nos. 333-183046 and 811-08401
>   File Nos. 333-183047 and 811-08401

Dear Mr. Julian:

The staff has reviewed the registration statement referred to above, which the Commission received on August 3, 2012. The registration statements received a selective review based on the representation that the prospectus and Statement of Additional Information (SAI) included in this filing are substantially similar to the prospectus and SAI in other currently effective registration statements. Based on our limited review, we have the following comments (page numbers refer to the marked courtesy copy).

1.   Cover Page

The name on the cover page of the prospectus and the "Class ID" on Edgar should be the same. Therefore, please update the applicable prospectus cover pages to reflect the Class ID's in Edgar (*i.e.*, Perspective II (WF) and Perspective II (ML)).

2.   Fee Table

        Please confirm to the staff whether the company is planning to charge the same fee for both the Joint For "LifeGuard Freedeom 6 Net With Joint Option" and "LifeGuard Freedeom 6 Net With Joint Option with Optional Income Upgrade Table."

3.   Guaranteed Annual Withdrawal Amount Tables

        Please insert the percentages for the Guaranteed Annual Withdrawal Amount (GAWA) percentage table and revised base GAWA percentages for the LifeGuard Freedom 6 Net and LifeGuard Freedom Flex Guaranteed Minimum Withdrawal Benefits.

4.   Financial Statements, Exhibits, and Other Information

        Financial statements, exhibits and other information not included in the registration statement should be filed by pre-effective amendment.

5.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
·   the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

****

Please respond to these comments in a pre-effective amendment to the registration statement and in a letter to me. If you are of the opinion that no change in the registration statement is necessary in response to any comment, so indicate in a letter to the staff and state the basis for your opinion. Although the staff has completed the initial review of the registration statement, please be advised that the registration statement will be reviewed by the Assistant Director of the Division of Investment Management, Office of Insurance Products, after the above comments are resolved. Accordingly, the staff reserves the right to comment further on any forthcoming amendments.

After resolution of all disclosure issues, a written request from the registrant and its principal underwriters must be made for acceleration of the effective date of the registration statements, as amended.

If you have any questions or comments, please feel free to call me at (202) 551-6765. Mail or deliveries should include a reference to Mail Stop 5-6, and our zip code 20549-0506. My facsimile number is (202) 628-0760.

Sincerely,

Mark A. Cowan
Senior Counsel
Office of Insurance Products